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SEC Mail Processing

MAR 08 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewater Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Hutton Centre Dr. #860
(No. and Street)

South Coast Metro (City) CA (State) 92707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Alexander Kramer (714) 380-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr. (Address) Sugarland (City) TX (State) 77498 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Alexander Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewater Capital LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public (see attachment)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange)

On February 2nd 2021 before me, Chuong A. Lam, Notary Public
(insert name and title of the officer)

personally appeared Christopher A. Kramer,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CHUONG A. LAM
Notary Public - California
Orange County
Commission # 2329677
My Comm. Expires Jun 15, 2024

Signature [signature] (Seal)

Edgewater Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

Contents

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Edgewater Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Edgewater Capital LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Edgewater Capital LLC as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edgewater Capital LLC's management. Our responsibility is to express an opinion on Edgewater Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Edgewater Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Edgewater Capital LLC's financial statements. The supplemental information is the responsibility of Edgewater Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as Edgewater Capital LLC's auditor since 2019.

Sugar Land, Texas

Feb 19, 2021

Edgewater Capital, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash		$ 15,189
Accounts receivable		431
FINRA Deposit		534
Total Assets		$ 16,154

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued liabilities		$ 600
Subcontractor Payable	359	
Total Liabilities		959
Members' Equity		15,195
Total Liabilities and Members' Equity		$ 16,154

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Income
For the Year Ended December 31, 2020

Revenues	
Administrative fee income	$4,200
Consulting Income	1,312,500
Expense Reimbursement	673
Total Revenues	1,320,373
Expenses	
Salaries- officers	5,100
Officer Bonus	360,000
Professional fees	11,250
Subcontractor	25,000
Regulatory fees	4,368
Rent	1,260
All other expenses	16,707
Total Expenses	423,685
Income Before Tax Provision	896,688
Income Tax Provision	816
Net Income	$895,872

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

	Total
Balance, December 31, 2019	$ 9,323
Net Income	895,872
Member distributions	(1,275,000)
Additional Paid in Capital	385,000
Balance, December 31, 2020	$ 15,195

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Cash Flows
January through December 2020

Cash Flows from Operating Activities:	
Net income	$ 895,872
Changes in operating assets and liabilities:	
Accounts receivable	169
Accounts payable	600
Deposits	(121)
Income taxes payable	(800)
Subcontractor Payable	359
Net cash provided (used) by operating activities	896,079
Cash Flows from Investing Activities	
Cash Flows from Financing Activities:	
Capital distribution	(1,275,000)
Capital Contribution	385,000
Net Cash used by Financing	(890,000)
Net increase in cash	6,079
Cash at beginning of period	9,111
Cash at end of period	$ 15,189
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 816

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Edgewater Capital, LLC (the "Company") was incorporated in the State of California on August 18, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placement of securities
- Other financial advisory services

The Company does not and will not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not and will not carry accounts of or for customers; and (3) does not and will not carry PAB accounts. Under its current membership agreement, the Company is classified as a Covered Firm, and as such, will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Note 2...(continued)

Income Taxes - The Company, with consent of its Members, elected to be a California Limited Liability Company until July 31, 2018. Effective August 1, 2018, with the consent of its Member, the Company elected to be taxed as an S corporation. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party

The Company has an expense sharing agreement with Shoreline Capital, Inc. owned by Christopher Kramer, as an individual (the "Affiliate"). Under this arrangement, the Company pays the Affiliate for use of its facilities, administrative and personnel costs relating to the Company. In addition, the Company pays the Affiliate for costs associated with computer maintenance, equipment rental, postage, outside services, telephone, and utilities. During the year, the Company paid the Affiliate $7,203 of recurring expenses in accordance with the terms of the agreement broken down as follows:

Occupancy	$ 1,260
Other administrative expenses	843
Personnel	5,100
Total occupancy and personnel expense	$ 7,203

Note 4...(continued)

It is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties. At December 31, 2020, the Company owed the Affiliate $600.29.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $14,230 which was $9,230 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.85 to 1.

Any additional capital contributions necessary to meet regulatory requirements will be made by the owner as needed consistent with past practice. Notwithstanding the foregoing, Management expects the Company to be profitable in 2020 and does not expect additional capital contributions to be required.

Note 6 – Income Taxes

The Company was subject to a minimum state income tax of $800. For the year ended December 31, 2020, the Company recorded company income tax of $816.

Note 7- Operating Leases

The Company leases its premises from a related party (See note 4). Rent expense for the year ended December 31, 2020 was $1,260.

Note 8 – Covered Firm

The Company does not and will not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not and will not carry accounts of or for customers; and (3) does not and will not carry PAB accounts. Under its current membership agreement, the Company is classified as a Covered Firm, and as such, will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Note 9 – SIPC Supplementary Report Requirement

The Company will file SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ended December 31, 2020 by February 28, 2021.

Note 10 – Concentration of Revenue

One customer made up over 99.0% of the current year revenue in 2020.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 19, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Edgewater Capital, LLC
Computation of Schedule I - Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2020

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 15,195
Nonallowable assets:	
Accounts receivable	(431)
FINRA Deposit	(534)
Net Capital	$ 14,230
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 9,230
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 9,134
Computation of Aggregate Indebtedness	
Total liabilities	$ 959
Aggregate indebtedness to net capital	6.74%

There was no material difference between net the capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2020.

Edgewater Capital, LLC
Schedule II & III – Pursuant to SEA Rule 17a-5
Of Securities and Exchange Act of 1934
December 31, 2020

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No Statement is required as no subordinated liability existed at any time of the year.

Statement Regarding Reserve Requirement and Possession or Control Requirement

Information related to possession or control requirement is not applicable to Edgewater Capital, LLC as the Company qualifies as Non-Covered Firm because the company provides mergers and acquisitions and the private placement of securities. During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3)

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Edgewater Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Edgewater Capital, LLC states that the Company file an exemption report because The Company conducts business activities involving mergers and acquisitions solely as an intermediary; They do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) Edgewater Capital, LLC stated that Edgewater Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Edgewater Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edgewater Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
2/19/2021

2/19/2021

Edgewater Capital LLC

Exemption Report

December 31, 2020

Edgewater Capital LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"}. This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

Edgewater Capital, LLC conducts business activities involving mergers and acquisitions solely as an intermediary. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3. We are thus requesting that the firm's membership agreement be updated to reflect us under the "Non-Covered Firm" provision.

During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3); and ABC LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

Christopher A. Kramer

Christopher A. Kramer